Exhibit 99.1(a)(1)

N E W S    R E L E A S E

FOR IMMEDIATE RELEASE	Contact:
May 22, 2007	Investor Relations Dept.
(800) 536-7453
Torch Energy Royalty Trust files Schedule 14D-9
HOUSTON — Torch Energy Royalty Trust (“Trust”) (NYSE: TRU) (www.torchroyalty.com) announced today that it has filed with the Securities and Exchange Commission a Schedule 14D-9 (the “Trust’s Response Filing”) in response to the commencement on May 10, 2007 of a tender offer by Trust Venture Company, LLC (the “Offer”) for any and all of the outstanding units of beneficial interest of the Trust not owned by Trust Venture Company, LLC or affiliates (the “Units”). In the Trust’s Response Filing, the Trustee of the Trust stated that it is not authorized, within the terms of its express fiduciary duties and responsibilities under the Trust Agreement governing the Trust, and therefore is unable to take a position with respect to the Offer. The reasons the Trustee is unable to take a position with respect to the Offer include that the Trustee has no express power or authority under the Trust Agreement to engage in an activity such as making a recommendation on, or any other comment with respect to, the value of outstanding Units.
The Trust was formed effective October 1, 1993 under the Delaware Statutory Trust Act pursuant to a trust agreement (“Trust Agreement”) among Trustee, Torch Royalty Company (“TRC”), Velasco Gas Company, Ltd. (“Velasco”), and Torch Energy Advisors Incorporated (“Torch”) as grantor. TRC and Velasco created net profits interests (“Net Profits Interests”), which burden certain oil and gas properties (“Underlying Properties”), and conveyed such interests to Torch. Torch conveyed the Net Profits Interests to the Trust in exchange for an aggregate of 8,600,000 Units. The sole purpose of the Trust is to hold the Net Profits Interests, to receive payments from TRC and Velasco, and to make payments to unit holders. The Trust does not conduct any business activity. Pursuant to an administrative services agreement with the Trust, Torch provides accounting, bookkeeping, informational and other services related to the Net Profits Interests.
The Trust will terminate upon the first to occur of: (i) an affirmative vote of the holders of not less than 66-2/3% of the outstanding units to liquidate the Trust; (ii) such time as the ratio of the cash amounts received by the Trust from the net profits interests to administrative costs of the Trust is less than 1.2 to 1.0 for three consecutive quarters; (iii) March 1 of any year if it is determined that the pre-tax future net cash flows, discounted at 10%, attributable to the estimated net proved reserves of the net profits interests on the preceding December 31, are less than $25.0 million; or (iv) December 31, 2012.
As of May 21, 2007, the Trust has not terminated as none of the aforementioned events had occurred. The pre-tax future net cash flows, discounted at 10%, attributable to estimated net proved reserves of the net profits interests as of December 31, 2006 was approximately $26.4 million. Such estimate was prepared pursuant to Securities and Exchange Commission guidelines and utilized an unescalated Henry Hub spot price for natural gas on December 31, 2006 of $5.64 per MMBtu.
Upon termination of the Trust, the Trustee is required to sell the net profits interests. No assurances can be given that the Trustee will be able to sell the net profits interests, or the price that will be distributed to unitholders following such a sale. Such distributions could be below the market value of the Units.
The Trust’s underlying properties are depleting assets consisting of net profits interests in proved developed oil and gas properties located in Texas, Alabama and Louisiana. Approximately 99% of the estimated reserves are gas.
Torch is a privately held, Houston-based company incorporated in 1981. It is the parent company of Torch Energy TM, Inc., Torch Energy Services Inc., Torch Energy Marketing Inc., Torch E&P Company and the general partner of Resaca Exploitation, L. P. Torch has a long history of owning, operating and maximizing value from large oil and gas projects. During its history, Torch has been directly responsible for the investment and management of over $3 billion in the energy industry.
Additional Information Concerning Torch, the Administrative Services Provider:
Torch Energy Advisor Incorporated (the administrative service provider of the Trust) and its subsidiaries are a party to an administrative services agreement whereby Torch and its subsidiaries provide certain administrative and related services to the Trust. See Item 13 — Administrative Services Agreement of the Form 10-K for the period ended December 31, 2006. If Torch and its subsidiaries or TEMI were to become unable to meet their obligations to the Trust, such inability might have a material adverse effect on the operations of the Trust.
This press release includes “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts in this press release, including without limitation, statements about future production, production costs and termination of the Trust, are forward looking statements. No assurances can be given that these forward looking statements will prove to be correct. Factors which could cause such forward looking statements not to be correct include, among others, the cautionary statements set forth in the Trust’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission, including but not limited to, the volatility of oil and gas prices, future production costs, future oil and gas production quantities, operating hazards and environmental conditions.